November 21, 2014

Edward P. Bartz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Miller/Howard High Income Equity Fund

Registration Statement on Form N-2

File Nos. 333-173849 and 811-22553

Dear Mr. Bartz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on May 2, 2011 and the Preliminary Prospectus dated November 3, 2014, began on November 3, 2014 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on November 24, 2014, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 15,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of Miller/Howard High Income Equity Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 12:00 noon, Eastern Time, on November 24, 2014 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 8 to the Registration Statement.

Sincerely,

WELLS FARGO SECURITIES, LLC

On behalf of the Several Underwriters

By: WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Jerry Raio
Managing Director